Exhibit 99.1

August 3, 2026

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2026 Annual General Meeting of Shareholders of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, on Thursday, September 10, 2026, at 6:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To elect eight (8) directors to serve as members of the Board of Directors of the Company (the “Board of Directors” or the “Board”);

2.	To approve the Amended Compensation Policy of the Company; and

3.	To re-appoint Kost Forer Gabbay & Kasierer (a member of EY Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026, and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration thereof, in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”).

Only shareholders of record at the close of business on Monday, July 27, 2026, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose ordinary shares of a nominal value of New Israeli Shekels 0.01 per share of the Company (“Ordinary Shares” or “Shares”) are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she holds the Company’s Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such a shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address upon request. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the TASE member through which he or she holds the Company’s Ordinary Shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds the Company’s Ordinary Shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised. A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. If you choose to vote by proxy, please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Joint holders of Ordinary Shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM Israel time on September 9, 2026 (11:59 PM Eastern Time on September 8, 2026), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 12:00 PM Israel time on September 10, 2026).

By Order of the Board of Directors, /s/ Anat Cohen-Dayag Dr. Anat Cohen-Dayag Executive Chair of the Board Holon, Israel August 3, 2026

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg. D

Holon, Israel

2026 Annual General Meeting of Shareholders

To be Held on Thursday, September 10, 2026

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”) of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Company’s 2026 Annual General Meeting of Shareholders, or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on Thursday, September 10, 2026, at 6:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, for the following purposes:

1.	To elect eight (8) directors to serve as members of the Board;

2.	To approve the Amended Compensation Policy of the Company; and

3.	To re-appoint Kost Forer Gabbay & Kasierer (a member of EY Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026, and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration thereof, in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, July 27, 2026, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Shares are registered with a member of the TASE, and intends to vote his or her Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she hold their Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds the Company’s Shares.

Joint holders of Shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM Israel time on September 9, 2026 (11:59 PM Eastern Time on September 8, 2026), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 12:00 PM Israel time on September 10, 2026).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. If you choose to vote by proxy, please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board, mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. The Company has retained Alliance Advisors to act as the Company’s solicitation agent and to assist with the solicitation of proxies for an expected fee of approximately $80,000 plus reimbursable expenses. Other than as set forth above with respect to the solicitation agent, none of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty-five percent or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the meeting a quorum is not present, the Meeting shall stand adjourned to Thursday, September 17, 2026, at the same time and place. At such adjourned meeting, any two shareholders present in person, by proxy or by voting through the Electronic Voting System, shall constitute a quorum.

REQUIRED VOTE AND VOTING PROCEDURES

The approval of each of Proposal No. 1 and Proposal No. 3 on the agenda for the Meeting requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System.

The approval of Proposal No. 2 on the agenda for the Meeting requires the affirmative vote of the Company’s shareholders holding at least a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System; provided that (i) the majority of the Ordinary Shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of the proposal (each, an “Interested Shareholder”), not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two (2%) percent of the aggregate voting rights in the Company (the “Special Majority”).

For the purpose of the Special Majority, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy in which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regard to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, with respect to Proposal No. 2, every voting shareholder is required to deliver a written notice to the Company in accordance with the instructions provided below, as to whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card), via telephone or Internet voting, or through the Electronic Voting System, who has not delivered a written notice to the Company whether he or she is an Interested Shareholder with respect to Proposal No. 2, will be deemed to confirm that such shareholder is NOT an Interested Shareholder with respect to such proposal.

We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest with respect to Proposal No. 2 (other than our directors and officers), and therefore we do not expect that any of our other shareholders will be deemed an Interested Shareholder. If you think nonetheless that you are an Interested Shareholder with respect to Proposal No. 2, please deliver a written notice to the Company’s Israeli external counsel, Adv. Ivor Krumholtz of Shibolet & Co. Law Firm, by email at i.krumholtz@shibolet.com, stating your name, the number of Shares held by you as of the Record Date and any additional information or documentation that may be required by or on behalf of the Company. If your Shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of July 30, 2026, regarding the beneficial ownership of our Shares as of such date by (i) persons or entities (or group of affiliated persons) known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group. The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of July 30, 2026, if any, or restricted stock units (“RSUs”) that are vested within 60 days as of July 30, 2026, if any, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the deputy chief executive officer, the vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current eight members of our Board, the Company defines additional seven individuals to be Office Holders.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)

Anat Cohen-Dayag(2)	1,290,651	1.35%
All Office Holders, including directors, as a group (consists of 15 persons)(3)	3,224,552	3.30%

(1)	Based upon 94,727,926 Ordinary Shares issued and outstanding as of July 30, 2026.

(2)	Includes (i) 79,093 Ordinary Shares held by Dr. Cohen-Dayag, and (ii) 1,211,558 Ordinary Shares subject to options that are exercisable within 60 days after July 30, 2026, with a weighted average exercise price of $4.84 per share, and which expire between August 2026 and July 2034.

(3)	Includes (i) a total of 114,203 Ordinary Shares held by directors and executive officers, and (ii) a total of 3,110,349 Ordinary Shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after July 30, 2026, with a weighted average exercise price of $4.82 per share and which expire between August 2026 and September 2034.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2025, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Individual Compensation of Covered Office Holders” in our Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 2, 2026 (File No. 000-30902) (our “2025 Form 20-F”).

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Proxy Solicitation Agent, Alliance Advisors at:

Alliance Advisors, LLC
The Overlook Corporate Center

Clove Rd #400, Little Falls Township, NJ 07424

North American Toll-Free Phone: 1-844-202-6939

Call Collect Outside North America: +001-551-368-0107

Email: CGEN@AllianceAdvisors.com

ITEM NO. 1

ELECTION OF EIGHT (8) DIRECTORS

Background

The Articles of Association of the Company (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of eight (8) members, all of whom have a serving term that expires at the end of the Meeting. Of such eight (8) members, seven (7) stand for re-election for an additional term, and one (1) member (Dr. Michele Holcomb) is standing for election for the first time (after being appointed by the Board in February 2026).

Directors are generally elected at each annual general meeting of the Company’s shareholders for a term starting at such meeting and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles. In accordance with our Articles, directors may also be appointed by our Board by a majority vote of the directors then in office in between annual general meetings of the Company’s shareholders.

General

Election

At the Meeting, all of the Company’s incumbent eight (8) directors, are nominated for election or re-election, as applicable. Following the recommendation of our Nomination and Corporate Governance Committee to the Board in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (“Nasdaq Rules”), it is proposed that each of Dr. Eran Ophir, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven, Dr. Kinneret Livnat Savitzky, Mr. Sandy Zweifach and Dr. Michele Holcomb be elected as directors. If elected, each director nominee will serve for a term ending at the conclusion of the 2027 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her nomination, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All nominees for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. Other than Dr. Cohen-Dayag, our Executive Chair of the Board and Dr. Eran Ophir, our President and Chief Executive Officer, none of the director nominees has any relationship with the Company. Accordingly, our Board determined that all of the director nominees, except for Dr. Cohen-Dayag and Dr. Ophir, qualify as “independent directors,” as defined by the Nasdaq Rules. In addition, in accordance with our Board’s decision in 2018 to adopt certain reliefs pursuant to the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange) (the “Relief Regulations”) for companies whose shares are traded in certain foreign stock exchanges, including the Nasdaq Stock Exchange, pursuant to which, if a nominee for service as a director qualifies as independent in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a “controlling shareholder” (as defined in the Companies Law) (which is not relevant in our case, since we do not have a “controlling shareholder”), the Audit Committee may classify him or her as independent in accordance with the Companies Law. Accordingly, our Audit Committee classified each of our director nominees, except for Dr. Cohen-Dayag and Dr. Eran Ophir, as independent in accordance with the Companies Law, as supplemented by the Relief Regulations, as well.

Furthermore, each of the members of the Audit Committee is classified as “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which provides additional qualification criteria to the general test for independence of board and committee members under the Nasdaq Rules. Additionally, all such members are financially literate under the applicable rules and regulations of the SEC and Nasdaq Rules and each of whom is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Rules. In addition, pursuant to the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated thereunder and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our Board has determined that the minimum number of directors with financial and accounting expertise is one. Currently, each of the members of the Audit Committee qualifies as such.

The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The names of each director nominee, the year in which such director was first elected to the Board, the age of such director as of July 31, 2026, and his or her service as an executive officer of the Company or as a member of a committee of the Board are as follows:

Name	Age	Year of First Election	Positions
Eran Ophir, Ph.D.	48	2025	President and Chief Executive Officer
Anat Cohen-Dayag, Ph.D.	59	2014	Executive Chair of the Board
Eran Perry(1)(2)(3)	55	2019	Director
Gilead Halevy(1)(3)(4)(5)	59	2018	Director (Chairman of the Audit Committee, Chairman of the Nomination and Corporate Governance Committee and Lead Independent Director)
Mathias (Math) Hukkelhoven, Ph.D.(1)	72	2022	Director
Kinneret Livnat Savitzky, Ph.D.(1)(2)(4)	59	2018	Director
Sanford (Sandy) Zweifach(1)(2)(3)(4)	70	2018	Director (Chairman of the Compensation Committee)
Michele Holcomb, Ph.D.(1)	58	2026	Director

(1)	Independent director

(2)	Member of our Compensation Committee

(3)	Member of our Audit Committee (and audit committee financial expert, as defined by the SEC rules, with requisite financial experience required under the applicable Nasdaq Rules, as well as financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated thereunder)

(4)	Member of our Nomination and Corporate Governance Committee

(5)	Key responsibilities of the Lead Independent Director include presiding over executive sessions of independent directors, ensuring effective communication between the Executive Chair and other independent board members and between the independent board members and management to foster a collaborative and informed decision-making environment, and providing independent oversight and input to the Nomination and Corporate Governance Committee regarding the performance of the Executive Chair

All of the Company’s incumbent directors standing for re-election were elected with the support of more than 88% of our Ordinary Shares that voted (and not abstained) at the annual general meeting of the Company’s shareholders for 2025 (the “2025 AGM”).

Since the 2025 AGM, all incumbent directors standing for re-election attended 100% of the Board meetings, except for two directors who attended 91% of the Board meetings. Dr. Michele Holcomb, who joined the Board in February 2026, attended two of the three Board meetings held following her appointment and her absence from one meeting was due to a prior commitment that predated her appointment to the Board. Since the 2025 AGM all committee members attended at least 80% of the respective committee meetings on which they served during such time (with the majority of them attending 100% of the committees’ meetings).

The following are brief biographies of each of the eight (8) director nominees, based upon our records and information furnished to us by them:

Dr. Eran Ophir became our President and Chief Executive Officer of the Company and joined our Board of Directors in September 2025. Prior to his current position, Dr. Ophir served in various managerial and executive roles at Compugen for nearly a decade. In his most recent position as Chief Scientific Officer, Dr. Ophir led the research and discovery efforts and played a central role in building Compugen’s innovative immuno-oncology pipeline and corporate strategy. Dr. Ophir joined Compugen in 2015 as a senior scientist and has since held various positions in the R&D department, with increasing responsibilities including appointment to the management team in March 2020. Dr. Ophir received a B.Sc. in Bioinformatics from Tel Aviv University and a Ph.D. in Biology from the Weizmann Institute of Science.

Dr. Anat Cohen-Dayag was appointed Executive Chair of the Board of Directors in September 2025, having served as President and Chief Executive Officer of Compugen for 15 years and a member of the Board of Directors since 2014. Dr. Anat Cohen-Dayag has about 30 years of leadership experience in the biotech industry, spanning corporate strategy, R&D innovation, strategic partnerships, global operations and financing. Dr. Cohen-Dayag joined Compugen in 2002, and has held various senior managerial positions, including VP R&D, before being appointed President and Chief Executive Officer. Under her leadership, Compugen transformed from a service provider in the field of computational biology to a therapeutic discovery and development company advancing an innovative immuno-oncology pipeline originating from Compugen’s computational discovery platforms and entered into global strategic partnerships with leading pharma companies. Dr. Cohen-Dayag is also a member of the board of directors of Yeda Research and Development Company Ltd. (the commercial arm of the Weizmann Institute of Science) and over the years has been a director on multiple boards of private and public companies. Dr. Cohen-Dayag holds a B.Sc. in Biology from Ben-Gurion University, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science.

Eran Perry joined the Board of Directors in July 2019. Mr. Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, an immunology dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Mr. Perry is also the co-founder of several pharmaceutical companies including Seanergy Dermatology, Follicle Pharma Silverskate Bio and Upstream Bio. Mr. Perry also serves on the board of directors of MyBiotics Pharma and Noon Aesthetics. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology. Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Gilead Halevy joined the Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Mr. Halevy currently serves as Chairman of the Board of Directors of Carmel Wineries Corp. Ltd.; Iskoor Industries Ltd.; Orot Kedem Holdings Ltd.; Core6 Ltd., Zriha Hlavin Industries Ltd. and as a director of Keter Holdings Ltd., S. AL Holdings Ltd., Plastfit Ltd. AA Politiv (1999) Ltd. and Odem Scientific Applications Ltd. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Mathias (Math) Hukkelhoven joined the Board of Directors in March 2022. Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Dr. Hukkelhoven has been a consultant for several biotech companies and Senior Advisor for McKinsey, a Venture Partner for Panacea Venture Management Company Ltd. and a member of the Board of Directors of Centessa Pharmaceuticals plc. Dr. Hukkelhoven joined Bristol Myers Squibb in March 2010 as the Senior Vice President, Global Regulatory, Safety & Biometrics and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. Prior to joining Bristol Myers Squibb, Dr. Hukkelhoven held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Dr. Hukkelhoven received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands.

Dr. Kinneret Livnat Savitzky joined the Board of Directors in June 2018. Dr. Livnat Savitzky currently serves as part-time VP of Biology and BD at Alphabiome Ltd. Dr. Livnat Savitzky also serves on the board of directors of Ramot (TTO of Tel-Aviv University), and the Industry-Academia Steering Committee at the Hebrew University. Between 2021 and 2026 she was a Founder and CSO at Espresso Clinical, founded by Team8, and before that, a Managing Partner at Team8. Between 2017 and 2021 she served as the Chief Executive Officer of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as Chief Executive Officer of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed Chief Executive Officer of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.Sc. and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Sanford (Sandy) Zweifach joined the Board of Directors in June 2018. Mr. Zweifach is a senior executive with over 33 years of experience in the life sciences industry. He has extensive experience in corporate partnering, business development, operations, private and public investing, and capital raising. Mr. Zweifach founded and served as Chief Executive Officer of both Nuvelution Pharma, Inc. and Ascendancy Healthcare, Inc. Mr. Zweifach was also a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. Prior to this, he was Chief Executive Officer of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was President of the firm’s M&A and financing division and was also responsible for oversight of the firm’s finance department. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen. Currently Mr. Zweifach serves as the CEO and President and member of the board of directors of IMIDomics, Inc. In addition, Mr. Zweifach sits on several other private boards of directors and has advisory roles with two investment funds. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

Dr. Michele Holcomb joined the Board of Directors in February 2026. Dr. Holcomb is a strategic leader with more than 30 years of healthcare experience across biotech, pharmaceuticals, and healthcare services industries. Dr. Holcomb serves on both public and private boards, and has been a scientist, consultant, and executive, driving change through innovation and optimization at key interfaces. Dr. Holcomb was previously EVP, Chief Strategy and Business Development Officer at Cardinal Health (NYSE: CAH). Prior to Cardinal Health, Dr. Holcomb was the Chief Operating Officer of Global R&D and SVP of Strategy, Portfolio, Search and Partnerships at Teva Pharmaceuticals (NYSE: TEVA). She also spent 15 years at McKinsey & Company and was a Partner of the Global Pharmaceutical Practice and one of the founders of the firm’s work in biotech. Dr. Holcomb is a member of the Board of Directors and of the Audit Committee, the Transaction Committee and the Remuneration Committee of PureTech Health plc (LSE: PRTC). She is a member of the Board of Directors and the chair of the Nominating and ESG (NESG) Committee of Kimball Electronics, Inc. (Nasdaq: KE). She also serves as a Board Director for Controlant hf (private). Dr. Holcomb holds a BS in chemistry from Stanford University and a PhD in chemistry from the University of California, Berkeley.

Directors’ Compensation

Compensation to our Non-Executive Directors

As approved by the Company’s shareholders, each of our non-executive directors, whether currently in office or appointed in the future, excluding our President and CEO (who is also a director) and the Chair of the Board of Directors (each, a “non-executive director”) is entitled to the following compensation: (i) an annual fee of $45,000 and an additional annual amount for service as a member of each of the Company’s board committees (up to $2,500 for service as a member of each committee and up to $5,000 for service as a chair of each committee); and (ii) a one-time initial grant of 50,000 options in the first year of service (the “Initial Equity Grant”) and an additional annual grant of 25,000 options in each of the following years of service (the “Annual Equity Grant”), provided however, that instead of an Initial Equity Grant and/or Annual Equity Grant that consists of options only, the Compensation Committee and the Board may in their discretion issue to the non-executive directors RSUs or other equity awards which are not options. These equity grants vest over four years.

For more information on the compensation to our Non-Executive Directors please see our Proxy Statement for the 2025 AGM attached as an exhibit to Form 6-K filed with the SEC on August 6, 2025 (File No. 000-30902) (the “2025 AGM Proxy Statement”).

Compensation to Dr. Anat Cohen-Dayag, the Executive Chair of the Board

Subject to her re-election for service as director at the Meeting, consistent with the Company’s compensation policy currently in effect (the “Compensation Policy”), and as approved by the Company’s shareholders at the 2025 AGM, in consideration for her services as the Executive Chair of the Board, Dr. Cohen-Dayag is entitled to a gross monthly base salary of NIS 75,000 (approximately $24,700 according to the average exchange rate during the first 6 months of 2026, which is $1=NIS 3.037, the “Representative Rate”).

In addition, for the calendar years 2026 and 2027 Dr. Cohen-Dayag is entitled to an annual bonus equal to (a) an annual target bonus payment of up to six (6) gross monthly base salaries and (b) an annual maximum bonus payment of up to nine (9) gross monthly base salaries for over achievement, where 100% of Dr. Cohen-Dayag’s annual bonus will be based on measurable criteria only, as shall be determined by the Compensation Committee and Board with respect to each calendar year.

It should be noted that for the 2023 and 2024 fiscal years, Dr. Cohen-Dayag was entitled to receive an annual cash bonus payment for her service as our former President and Chief Executive Officer, which also applied for 2025 in light of the transition from her position as our former President and Chief Executive Officer to the position of our Executive Chair of the Board, as further detailed in the 2025 AGM Proxy Statement. Accordingly, Dr. Cohen-Dayag received an annual cash bonus payment of NIS 684,000 (76% of the annual target bonus and 51% of the maximum attainable bonus approved by the shareholders), NIS 648,000 (72% of the annual target bonus and 48% of the maximum attainable bonus approved by the shareholders) and zero NIS for the 2023, 2024 and 2025 fiscal years, respectively (approximately $225,220, $213,370 and 0, respectively, based on the Representative Rate).

Additionally, Dr. Cohen-Dayag is entitled to an annual equity grant of options to purchase 100,000 Ordinary Shares, subject to the approval of the compensation committee and Board of Directors with respect to each year, as long as she serves as the Executive Chair of the Board at the time of grant. Each such annual grant vests over four years from the date of grant.

For more information on the compensation to our Executive Chair of the Board please see the 2025 AGM Proxy Statement.

If elected, in consideration for their service, our director nominees, except for Dr. Eran Ophir who is not entitled to any specific compensation for his services as a director, shall be entitled to the compensation specified above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that each of Dr. Eran Ophir, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven, Dr. Kinneret Livnat Savitzky, Mr. Sandy Zweifach and Dr. Michele Holcomb be, and he or she is hereby, elected to serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2027 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.”

Election of each of the director nominees will be voted upon separately at the Meeting.

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 2

APPROVAL OF THE AMENDED COMPENSATION POLICY OF THE COMPANY

Background

As required under the Companies Law, the Company maintains a compensation policy that establishes a comprehensive framework governing the terms of office and employment of its Office Holders. This framework addresses, among other things, base salary and cash incentives, equity-based compensation, termination and severance arrangements, ancillary benefits, as well as exemptions from liability, insurance coverage and indemnification undertakings.

The Company’s compensation policy was initially approved by its shareholders on September 17, 2013 and has been amended from time to time, most recently at the annual general meeting of our shareholders, held on September 20, 2023 (the “2023 AGM”). Under the Companies Law, a compensation policy must be reviewed periodically by the Compensation Committee and the Board to assess its continued adequacy. The adoption, amendment and restatement and reapproval of a compensation policy is to be approved by the Board of Directors, after considering the recommendation of the Compensation Committee. Following such approvals, a compensation policy should be approved by the Company’s shareholders at least once every three years, subject to the Special Majority requirements that are detailed above in the “Required Vote and Voting Procedures” section, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Companies Law.

The Company operates in a highly competitive and dynamic industry, characterized by competition for executive talent in recent years. As an international clinical-stage drug discovery and development company, the Company seeks to maintain a compensation framework that is competitive with that of its peer group, in order to attract and retain highly qualified Office Holders.

Unlike public companies who are not foreign private issuers, which are generally subject to a “say-on-pay” regime providing for retrospective shareholder approval of compensation, Israeli law requires a forward-looking compensation policy that is approved by shareholders at least once every three years. This framework imposes predefined parameters and caps on the authority of the Compensation Committee and the Board to approve executive compensation. Accordingly, any compensation that exceeds the limits set forth in our compensation policy, as in effect, may not be approved without obtaining the prior approval of our shareholders.

This regulatory structure differs from that applicable to many of the Company’s peers that are not foreign private issuers, which generally have broader discretion in determining executive compensation. Accordingly, the Company believes that maintaining sufficient flexibility within its compensation policy is critical in order to effectively compete for executive talent, particularly given the diversity of roles, geographic locations, expertise and experience among its Office Holders.

In order to assess market practices and ensure appropriate positioning of its compensation structure, Aon, the Company’s independent compensation advisor, conducted together with the Company a benchmarking analysis against a selected group of peer companies in the biotechnology sector, taking into account factors such as size, market capitalization, stage of development and geographic footprint (the “Peer Group”).

The benchmarking analysis included an analysis of the Company’s actual compensation practices compared to its Peer Group. The Company’s variable compensation practices include the following:

•	With respect to annual cash bonuses, the Company’s philosophy is that annual cash bonuses are intended to align executive compensation with the Company’s business results, strategy and annual work plan, by rewarding officers for the achievement of Company-wide objectives and individual performance. Accordingly, the Board places significant emphasis on the rigorous setting of corporate goals and on a clear pay-for-performance framework, based on objectives that are subject to thorough review and approval by the Compensation Committee and the Board and are designed to support the Company’s key development priorities.

Reflecting this approach, for the fiscal years 2022 through 2025, during which Dr. Anat Cohen-Dayag served as our President and Chief Executive Officer (and for approximately 3.5 months in 2025 as Executive Chair), her annual cash bonus payments were NIS 643,800 (80% of target and 53% of the maximum attainable bonus approved by the shareholders), NIS 684,000 (76% of target and 51% of the maximum attainable bonus approved by the shareholders), NIS 648,000 (72% of target and 48% of the maximum attainable bonus approved by the shareholders), and zero (0% of both target and maximum), respectively.

For fiscal year 2025, Dr. Eran Ophir, who served as our Chief Scientific Officer for approximately 9.5 months and subsequently assumed the role of President and Chief Executive Officer in mid-September 2025, was not entitled to an annual bonus, as was the case for Dr. Cohen-Dayag.

In addition, in October 2023, our Board adopted a policy for recovery of erroneously awarded compensation (clawback policy) that complies with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

•	With respect to equity-based compensation, the Company’s philosophy is that said compensation is designed to align the interests of the Company’s employees, executive officers and directors with those of its shareholders and to incentivize the creation of sustainable, long-term shareholder value. Equity awards support the Company’s strategy by encouraging a long-term perspective, innovation and the pursuit of key strategic opportunities.

Accordingly, the Company grants equity compensation to its employees, executive officers and directors generally on an annual basis.

Reflecting this approach, as of July 30, 2026, following the annual equity grants for 2026: (i) the total number of outstanding options was 8,354,584; (ii) the total number of outstanding RSUs was 897,470; and (iii) the total number of shares reserved for issuance under the Company’s 2010 Equity Incentive Plan was 488,335 with no shares reserved for issuance under the Company’s employee share purchase plan. Based on the Company’s issued and outstanding share capital of 94,727,926 Ordinary Shares as of July 30, 2026, the aggregate number of shares underlying outstanding and reserved equity awards represented approximately 9.3% of the Company’s issued and outstanding share capital on a fully diluted basis as of such date. The Company notes that the current level of outstanding options reflects limited exercises since March 23, 2022, primarily due to a decline in the Company’s share price during that period. Notwithstanding the foregoing, the Company seeks to manage equity dilution prudently and has established an objective to maintain the aggregate level of outstanding and reserved equity awards below 10% of its fully diluted share capital.

Taking into consideration the results of this benchmarking analysis, the Company’s business objectives, operational needs and financial position, the Compensation Committee and the Board, at their respective meetings held on July 27, 2026 and July 29, 2026, concluded that our Compensation Policy and our compensation practices are well aligned with market practice and with the Company’s pay for performance philosophy, subject to the approval of proposed amendments as further detailed below. The Compensation Committee and the Board evaluated the framework required for appropriately incentivizing the Company’s executives, taking into consideration the Company’s business, operations and financial results, as well as the competition in the relevant executive market, and determined that our current Compensation Policy in the form approved by our shareholders in the 2023 AGM, should be reapproved in its current form without presenting any amendments, other than proposed amendments which are intended to further enhance our corporate governance and market practices, all as reflected in the amended and restated compensation policy, which is attached to this proxy statement as Exhibit A (the “Amended Compensation Policy”).

The Company now seeks shareholder approval for the Amended Compensation Policy.

General

The Amended Compensation Policy attached to this Proxy Statement is presented as a “redline” comparison against the current Compensation Policy, to reflect all the proposed changes to the current Compensation Policy. The proposed amendments and clarifications to the current Compensation Policy are as follows (terms and definitions used hereunder are in accordance with the terms and definitions used in the Compensation Policy):

● Changes in Section 3.3.1 - Annual Cash Bonuses

Given that our current Chair of the Board, Dr. Anat Cohen-Dayag, serves as an executive chair, the Amended Compensation Policy assigns the responsibility for recommending the Chief Executive Officer’s bonus targets to the Compensation Committee, in accordance with applicable law, without prior recommendation from the Chair of the Board. This update reflects the Company’s current organizational structure and governance practice.

In addition, with respect to the discretionary component of the annual bonus, the Amended Compensation Policy clarifies (by adding language in parenthesis) that the authority of the Chief Executive Officer to determine non-measurable criteria, subject to the approval of the Compensation Committee and the Board, does not apply to the determination of the non-measurable criteria applicable to the Chief Executive Officer’s own bonus. This clarification is consistent with the Company’s current practice, pursuant to which the Compensation Committee and the Board determine and approve such criteria.

● Changes in Section 3.4 – Equity-Based Compensation

The Amended Compensation Policy provides that equity-based awards to officers, other than awards granted under the employee share purchase plan, will be subject to a minimum one-year cliff vesting period. This update formalizes the Company’s existing practice and reflects market convention for clinical-stage biotechnology companies of the Company’s size and profile.

Other than as stated above, the Compensation Committee and Board believe that the Amended Compensation Policy, which is the Compensation Policy in its current form as amended to reflect the changes detailed above, provides the right balance between setting a clear framework and boundaries for executive compensation, while addressing the competitive environment for talent in the Company’s industry. The Amended Compensation Policy aligns the interests of the executive officers and non-executive directors of the Company with the long-term growth of the Company and our shareholders’ interests and is adequate to allow successful execution of the currently contemplated strategic plans of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the Amended Compensation Policy in the form attached hereto as Exhibit A be, and hereby is, approved and adopted.”

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 3

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company.

General

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026, and until the next annual general meeting of shareholders.

KFGK has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for the 2025 and 2024 fiscal years were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2025 and 2024:

	2025	2024
Audit Fees	$217,000	$222,000
Audit Related Fees	$15,000	$15,000
Tax Fees	$1,500	$5,000
All Other Fees	$3,000	$3,000
Total	$236,500	$245,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy, comfort letters and consents with respect to registration statements filed with the SEC;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of EY Global, be, and hereby is, re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration thereof, in accordance with the volume and nature of its services.”

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

DISCUSSION REGARDING THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2025

At the Meeting, you will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025. This item will not involve a vote of the shareholders.

Our 2025 consolidated financial statements, as well as our 2025 Form 20-F, may be viewed on our website at https://ir.cgen.com/overview/default.aspx through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il. None of the audited consolidated financial statements, our 2025 Form 20-F or the contents of our website forms part of the proxy solicitation material.

By Order of the Board of Directors, /s/ Anat Cohen-Dayag Dr. Anat Cohen-Dayag Executive Chair of the Board Holon, Israel August 3, 2026

Exhibit A

Amended Compensation Policy

Compugen Ltd.

Compensation Policy for Directors and Officers

(Revised and Restated September ~~20, 2023~~2026)

1.	General

This Compensation Policy outlines the philosophies and principles pursuant to which Compugen Ltd. (the “Company”) will compensate its directors, chief executive officer (“CEO”) and other “office holders”, as such term is defined in the Israeli Companies Law, 5759-1999 (“Office Holders” and the “Companies Law”, respectively).

This Compensation Policy is intended to meet the requirements of applicable law and will be periodically reviewed by the Compensation Committee of the Company’s Board of Directors, or any other committee of the Board assuming the responsibilities of the Compensation Committee (the “Compensation Committee” or the “Committee” and the “Board”, respectively) and the Board in order to ensure that the provisions hereof and their implementation meet legal requirements and the Company’s business needs.

Nothing in this Compensation Policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by the Companies Law.

The term “officer”, as used in this Compensation Policy, includes all Office Holders other than directors. However, to the extent the chairman of the Board is an active chairman (an “Active Chairman”), or to the extent there are other directors who also hold management positions (each an “Executive Director”), the term “officer” shall also refer to such Active Chairman or other Executive Directors.

Any amendment to this Compensation Policy shall require the approvals as set forth in the Companies Law.

2.	Philosophy and Objectives

The Company’s Compensation Policy is structured to attract and retain the highest caliber talent, reward strong performance and align incentives with the creation of long-term shareholder value, taking into account the Company’s size and nature of its activities, and ensuring that the Company’s Office Holders are not incentivized to take excessive risks that may be detrimental to shareholder value in the long-term.

Taking into account the Company’s nature as a world-wide innovative therapeutic discovery and development company, in early stages of drug development, the Compensation Policy is also designed to achieve the following:

•	Motivate our Office Holders to pursue the Company’s strategic opportunities while effectively managing the risks and challenges inherent to a biotechnology company.

•	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective.

•	Incentivize Office Holders to create long-term economic value for the Company.

•	Create a clear line-of-sight between officers’ compensation and both Company-wide and individual performance.

The Company draws upon a pool of talent that is highly sought after by large and established global pharmaceutical and biotechnology companies as well as by other life science companies and high tech, which operate both within and outside the Company’s geographic areas. Compugen believes it must offer a compensation package to all of its Officer Holders, as well as its other employees, that is competitive with the companies from whom it may recruit.

Additionally, the Company values integrity, honesty, ethical conduct and fairness, and views them as an essential part of its compensation philosophy.

3.	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary

b.	Cash Bonuses

c.	Equity-based Compensation

d.	Benefits and Perquisites

e.	Termination Payments

The “mix” of the elements that will be provided to each officer will be structured in order to compensate officers for Company-wide and individual performance and align their interests with shareholder interests, while recognizing that the mix may vary from period to period and from officer to officer and the fact that given its nature as a world-wide innovative therapeutic discovery and development company, in early stages of drug development, the Company may, from time to time, see fit to incentivize its officers to pursue innovative thinking, persistent drive to success and riskier strategies, which may create long-term economic value for the Company.

Accordingly, the actual compensation mix during any given period may deviate substantially from any previous or subsequent period and significantly, cash bonuses and/or equity-based compensation may not be granted at all during certain periods.

3.1.	Determining Officers’ Compensation

When determining officers’ compensation, the following will be considered, in addition to the principles, philosophies and objectives mentioned above:

•	The officer’s position, scope of responsibility and business challenges.

•	The officer’s skills, professional experience, education and qualifications.

•	The officer’s performance results and accomplishments.

•	The officer’s previous compensation arrangements and seniority.

•	Paying officers equitably relative to one another based on their position, responsibilities, location, education, experience, qualifications, performance results and accomplishments.

•	The relationship between the officer’s compensation package and the compensation of the Company’s other employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

In addition, the Company may, from time to time, review its compensation practices in comparison with those of companies in similar businesses and fields (e.g., high-tech and biotech), of similar size (e.g., in terms of market value, shareholder equity and number of employees) and stage of development, as well as with those of companies in relevant locations and/or which compete with the Company for similar talent.

3.2.	Base Salary

Base salaries are a fixed compensation element which provides compensation to an officer for performance of his or her duties and responsibilities. Base salaries will be initially negotiated and generally set forth in officers’ employment or service agreements, taking into consideration the matters set forth in Section 3.1 above (Determining Officers’ Compensation), as applicable.

Possible adjustments to officers’ base salaries may be periodically reviewed, considered and approved based on considerations applied for initially determining an officer’s base salary.

Officers may be granted a one-time cash or equity award (or a mix thereof) upon recruitment or promotion which shall not exceed, in terms of value, 100% of an officer’s annual salary cost. The term “annual salary cost”, as used in this Compensation Policy, includes (i) an officer’s annual base salary; (ii) the Company’s contributions to pension/retirement savings (including on account of severance), study fund, social security and health insurance; (iii) car or travel related expenses; (iv) cellular phone; (v) recreation/convalescence pay and (vi) any other benefits that are mandated by applicable law or that are generally acceptable in the applicable employment market.

3.3.	Cash Bonuses

Officers may be granted annual and/or special cash bonuses (“Annual Cash Bonuses” and “Special Cash Bonuses”, respectively), subject to the provisions set forth below.

3.3.1.	Annual Cash Bonuses

Annual Cash Bonuses are designed to promote the Company’s business results, strategy and work-plan, from a long-term perspective, by rewarding its officers for achieving the Company’s goals and for their individual performance.

The parameters for payment of the Annual Cash Bonus, as well as any relevant criteria may be determined in employment or service agreements, and may also be determined with respect to one year or more.

To the extent not otherwise determined, subsequently or concurrently with the approval of the budget with respect to any calendar year, the Company shall determine, to the extent required to do so by the Companies Law, following recommendation of the CEO (~~and, with respect to the CEO, following the recommendation of the chairman of the Board~~ and with respect to the Active Chairman and any other Executive Director, if any, following recommendation of the Compensation Committee), each officer’s annual cash target bonus, granted for the achievement of 100% of his target objectives ("Annual Target Cash Bonus") and maximum Annual Cash Bonus, as well as each officer’s objectives and related weights, including applicable thresholds, caps and the formula for calculating the Annual Cash Bonus with respect to such year, including multipliers, accelerators and decelerators to correlate each officer's payments with his actual achievements. Objectives: between 30% and 60% of the Annual Cash Bonus will be based on Company-wide measurable criteria. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect to each calendar year, provided that at least two measurable criteria will be set by the Compensation Committee and the Board for any calendar year. These measurable criteria may include, inter alia, significant objectives relating to the progress of clinical trials, progress of pipeline products, operational, financial and business targets, and any additional significant objectives determined by the Compensation Committee and the Board derived from the Company’s annual work plan and strategy (“Company Objectives”) and between 20% and 55% of the Annual Cash Bonus will be based on performance relevant to the officer’s specific area of responsibility (e.g., product research and discovery, product development of discovery capabilities, unit efficiency, etc.) (“Individual Objectives”). Both Company Objectives and Individual Objectives may combine quantitative and qualitative goals, provided that, to the extent required by the Companies Law, there is a clear and measurable index for each goal.

With respect to the CEO, the Active Chairman and any other Executive Director, if any, between 80% and 100% of the Annual Cash Bonus will be based on Company Objectives, due to such persons’ direct line-of sight and impact on Company-wide performance, provided, that notwithstanding the foregoing and in compliance with the Companies Law, the Compensation Committee and the Board of Directors may determine with respect to the CEO that up to three (3) monthly base salaries will be based on non-measurable criteria as determined thereby.

The Company may modify the objectives and their related weights and any thresholds during the calendar year in response to special or unaccounted for events.

Discretionary Component: A non-substantial portion of up to 20% of the Annual Cash Bonus for each year may be based on non-measurable criteria. If and to the extent permissible pursuant to the Companies Law, our Compensation Committee and our Board of Directors may increase the portion of the Annual Cash Bonus that is based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50% and with respect to the CEO for up to three (3) monthly base salaries. Such non-measurable criteria (not related to the CEO) may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

Cap: The Annual Target Cash Bonus of each officer shall not exceed six (6) monthly base salaries, or with respect to the CEO, the Active Chairman and any other Executive Director, if any, nine (9) monthly base salaries.

The maximum Annual Cash Bonus for each Office Holder in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 150% of such Office Holder's Annual Target Cash Bonus. The Company may determine that with respect to any specific year, all or any particular officer or officers shall not be entitled to an Annual Cash Bonus. The Committee and the Board may also reduce or cancel any payment under the Annual Cash Bonuses in circumstances which the Committee and the Board deem it to be appropriate.

Adjustment to the targets of the Company Objectives and/or the Individual Objectives may be made, when applicable, following acquisitions, mergers, execution of a material collaboration or advanced partnered program or a significant change in the Company's business environment.

3.3.2.	Special Bonuses

In addition to the Annual Cash Bonus, our Compensation Committee and Board may, to the extent they deem it is required, grant an officer a Special Bonus in cash or equity (or a mix thereof) either under special circumstances, or for special contributions, achievements, assignments or a change of control. Such bonuses are intended to enable the Company to adapt to unexpected or unaccounted for events or occurrences and to strengthen the Company’s ability to compete in a dynamic business environment. The conditions for receipt of such Special Bonus and the method of calculation thereof will be determined by the Committee and the Board in advance.

The Committee and the Board may also, in their sole discretion, grant a Special Bonus for significant or extraordinary achievements or efforts that produced an exceptional result.

Cap: The maximum value of the total Special Bonuses paid to an officer with respect to any calendar year, will not exceed 6 (six) monthly base salaries.

3.4.	Equity-based Compensation

Equity-based compensation is generally designed to align officers’ interests with the long-term interests of shareholders and to incentivize officers to create long-term economic value for the Company.

Considering its nature as a world-wide innovative biotechnology company, focused on research and development, it is the Company’s view that its officers should be incentivized to pursue innovative thinking, as well as realize key strategic opportunities, which will create long-term economic value for the Company.

The Company may offer various other types of equity-based compensation vehicles (e.g., options, performance shares, restricted shares, restricted share units, performance share units, phantom shares, employee share purchase plan, etc.), as well as a mix between such vehicles. When determining the types of equity-based vehicles and the mix between them, if any, the Company will consider among other things, the types of equity-based awards then available to the Company and the balance between aligning officers’ and shareholders’ interests and the Company’s risk management policy at the time.

Equity-based awards will generally be granted on an annual basis. In certain circumstances, awards may be made on an ad hoc basis.

The passage of time will generally be a sufficient criteria for the vesting of equity-based awards, but additional criteria may be determined, whether generally or with respect to specific grants, specific individuals or otherwise. Options shall be issued with an exercise price not below the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to the date of issuance thereof (and with respect to issuance of options which is subject to shareholder approval, as approved by the shareholders) (“FMV” and “FMV Options”).

Company shall not effect, without shareholder approval, any repricing of awards to Office Holders (except as applicable in connection with an equitable adjustment or a change of control).

In addition, at least 30% of the value of any annual equity award to officers, will be granted in FMV Options or in other form(s) of equity which vesting is based on both time and performance criteria, as may be determined by the Compensation Committee and Board. This restriction shall not apply if the total value of the annual award is lower than US$100,000. Equity-based awards will be granted pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity-based incentive plan that the Company may adopt in the future, subject to the availability thereunder, and generally on the terms provided for therein and as determined by the Company, provided that any equity-based award to officers, except for awards under employee share purchase plan, must vest not less than a minimum period of three (3) years from the date of grant with the earliest vesting date not before one year from the date of grant and shall include a maximum exercise period of ten years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to officers who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Income Tax Ordinance”), under the capital gains route.

The Company shall have the discretion to provide, generally or for specific officers, for the accelerated vesting of equity-based awards upon a change of control of the Company or upon termination of service or employment of the officer, and may extend the exercise period of equity-based awards beyond those generally applicable pursuant to the relevant plan, provided such extension does not extend beyond ten years from the date of grant. With respect to the terms of officers who may join the Company in the future, only “double trigger” vesting acceleration mechanisms shall be permitted.

Any one or more equity awards granted to an officer in a single calendar year (referred to collectively as an “Annual Grant”), shall be subject to the vesting periods set forth above and to the following thresholds: (i) with respect to an Annual Grant of awards with an exercise price equal at least to the FMV, the portion of such Annual Grant that is scheduled to vest in any year following the grant date, shall not exceed 0.09% of the issued and outstanding share capital of the Company on the date of grant (the “Annual Threshold”); (ii) with respect to an Annual Grant of RSUs or other equity awards, the Annual Threshold shall be reduced by 50% (i.e., 0.045% of the issued and outstanding share capital of the Company on the date of grant); and (iii) with respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards.

The Annual Threshold under this Section 3.4, shall be subject to an additional maximum cap, which is based on a market capitalization of US$ 2 billion (i.e. if Company’s market capitalization exceeds US$ 2 billion, the permitted dilution threshold for any equity awards shall be adjusted downwards to the number of awards reflecting the maximum Annual Threshold at a market capitalization of US$ 2 billion).

The Company may from time to time consider determining a cap for the exercise value of equity awards.

3.5.	Benefits and Perquisites

Benefits and perquisites are designed to supplement cash and equity compensation and provide officers with additional terms generally acceptable in the workforce, in order to enable the Company to attract and retain qualified people in a competitive market. In addition, certain benefits and perquisites (e.g., pension, vacation and sick pay) are mandated by applicable law.

The cost to the Company of all benefits and perquisites (other than the cost of termination related benefits which are dealt with separately below and the cost of benefits associated with relocation) to any particular officer that are not mandated by law shall not exceed with respect to any particular calendar year, 30% of such officer’s annual salary cost.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation (such as travel, housing and shipping allowances, healthcare and children’s education) and may exceed 30% of the officer’s annual salary cost.

The CEO shall be entitled to determine that non-material changes (i.e. not exceeding an amount equal to two monthly base salaries for any calendar year) may be made to the terms of the benefits and perquisites, but not to the base salary or variable components, of all officers reporting, directly or indirectly, to the CEO, without seeking the approval of the Compensation Committee.

3.6.	Termination Payments

Termination payments are generally intended to comply with applicable laws and to provide compensation to officers in the event of termination, including voluntary termination in circumstances which would not entitle the Company to terminate service or employment for “cause”.

Termination payments may be provided for in employment or service agreements. When determining termination payments, the Company will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the officer to the achievement of the Company’s goals and maximization of its profits, the circumstances of termination and the officer’s compensation during the term of service or employment.

Termination payments the Company may provide for include, but are not limited to, one or more of the following:

•	Notice period: advance notice of termination period, not to exceed three (3) months, or with respect to the CEO, the Active Chairman and any other Executive Director, if any, six (6) months. During the notice period, officers will be entitled to full compensation, including benefits, and will be required to continue work, at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

•	Change of Control: change of control events, such as mergers and acquisitions, may expose the Company and its officers to a great deal of uncertainty. By providing its officers with compensation in events of change of control, the Company reduces to some extent the personal uncertainty of its officers, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any discretionary termination payments as set forth below, for the payment of up to six (6) monthly base salaries to officers in the event their service or employment is terminated during the first year following a pre-defined change of control event, including in the event of voluntarily termination.

•	Severance payment: the greater of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, and the amount accumulated in an officer’s pension fund and/or managers insurance and/or provident fund.

•	Discretionary (including adaptation) payments: in special cases, up to three (3) monthly base salaries, or with respect to the CEO, the Active Chairman and any other Executive Director, if any, six (6) monthly base salaries.

•	Relationship After Termination: the Company may engage an officer after the termination of his or her service or employment in a different capacity, such as a consultant, if the Company deems it appropriate due to such officer's expertise, knowledge, experience and/or special contribution; provided that the terms of such engagement are approved according to the applicable terms of this Policy and any applicable law.

4.	Non-executive Directors

Directors who do not hold any employment or similar position with the Company and including external directors and other independent directors, if any, pursuant to the Companies Law, are referred to herein as “Non-executive Directors”.

The Company aims to provide reasonable and fair compensation to its Non-executive Directors taking into account the Company’s business environment and its values of integrity, equality and fairness.

The Company also believes that this Policy should be structured so as to allow the Company to attract and retain world-class experts who may be located either within or outside the Company’s geographic areas to serve as its directors and assist the Company in becoming a global cutting-edge bio-technology company developing first-in class therapeutics. In order to do so, Compugen believes it must be able to offer directors compensation packages competitive with those offered by companies with whom it competes for such directors. External directors, if any, shall be compensated in accordance with the Companies Regulations (Rules regarding Compensation and Expenses to an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Compensation Regulations”), and may include equity-based compensation.

Non-executive Directors’ compensation will be comprised of the following:

A.	Cash Component:

(1)	Annual Fee: up to twice the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations.

In certain circumstances, when it is required in order to attract a foreign based Non-executive Director who is an industry expert with significant global experience, or can provide the Company a significant added value that is material to the Company, the annual fee shall be capped at three times the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations.

(2)	Per-meeting Fee: up to twice the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations.

(3)	Committee Membership Fee: The Company can decide that its Non-executive Directors, or that a certain Non-executive Director, will be entitled to an annual committee membership fee in an amount of up to US$10,000 per each committee in which such director is a member.

Any of the aforementioned fees that are paid in US dollars shall be evaluated against the NIS value of the Compensation Regulations according to a US dollar to NIS exchange rate of 3.6 NIS per each 1 US dollar.

B.	Fixed Annual Equity Grant: annual equity-based grant, with respect to a fixed number of shares of the Company and/or with a fixed value at grant. Such annual equity-based grant is intended to align Non-executive Directors’ interests with the long-term interests of the Company’s shareholders. Equity-based grants shall be pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity-based incentive plan that the Company may adopt in the future, subject to availability thereunder and generally on the terms provided for therein. Until otherwise determined, and to the extent legally available and applicable, equity-based awards to Non-executive Directors who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains route. In no event shall the aggregate value of fixed annual equity-based awards granted to a Non-executive Director during any calendar year, calculated as of the date of their grant, exceed 300% of such Non-executive Director’s aggregate annual, committee membership and per-meeting fees for the preceding twelve (12) months (the "Equity Cap"); provided however that the initial equity grant can be up to the higher of: (i) such director's Equity Cap; or (ii) 60,000 Options.

Non-Executive Chairman of the Board of Directors

Annual Fee: may be up to 150% of the cap that applies to Non-executive Directors.

The residence of the Non-executive Chairman of the Board of Directors shall be taken into consideration in determining the parameters of his or her total compensation package.

Other than as specifically set forth herein all other terms of the Non-Executive Chairman of the Board of Directors shall be the same as those of that apply to other Non-executive Directors.

General Terms for Director Compensation

Applicable value added tax will be added to the above compensation in accordance with applicable law.

All directors will also be entitled to reimbursement of expenses, including for business travel, in accordance with Company policies.

To the extent applicable, the annual and per-meeting fees will be adjusted and payable in accordance with the Compensation Regulations. Pursuant to the Compensation Regulations, there are, currently, automatic adjustments in the annual and per-meeting fees based on changes in the Israeli Consumer Price Index. The Compensation Regulations also currently provide for payment of partial per-meeting fees in the event resolutions are adopted in writing or by participation through various methods of communication and also enable increased payments to directors to the extent they are “experts,” as defined in the Compensation Regulations.

Non-executive Directors’ compensation may be periodically reviewed and considered by the Company. When reviewing and considering Non-executive Directors’ compensation, the Company will consider, inter alia, Non-executive Directors’ previous compensation and the relationship between the contemplated compensation and the compensation of Company employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company. In addition, the Company will consider the residence of such Non-executive Director and the applicable local benchmark information that applies to such residence.

5.	D&O Insurance, indemnification and release

The Company will release all current and future Office Holders from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association (the “Articles”).

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future Office Holders to the maximum extent permitted by law providing for the coverage of up to US$100 million with an annual premium reflecting market terms and not having a substantial effect on the Company’s profitability, assets or obligations, and such insurance may include coverage with respect to any public offering of shares or other securities of the Company. In addition, such insurance coverage may include “run-off” provisions covering an Office Holder’s liability following termination of service or employment. Our Compensation Committee shall be authorized to increase the coverage purchased if such increase exceeds the defined cap set forth above by up to 20% (beyond such cap) in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law. The CEO and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and affect such insurance.

6.	Recoupment and reduction of Compensation

6.1.	Clawback

An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before the third year following the date on which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

Our Compensation Committee and Board shall be authorized, to the extent permitted by applicable law, rule or regulation, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

Our Compensation Committee and Board intend to adopt a separate clawback policy, that shall be compliant with any “clawback” or other similar provisions regarding disgorging of profits imposed on our Office Holders by virtue of applicable securities laws and/or stock-market-rules (the “Clawback Policy”), provided however, that the terms of  such Clawback Policy shall be no less stringent with our Office Holders than the existing terms set forth above in this Section 6.1. No amendments to, or further corporate approvals in connection with this Compensation Policy will be required in connection with the adoption of the Clawback Policy.

6.2.	General

The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause” or in other circumstances determined by the Company as warranting such reduction.

The Compensation Committee and our Board shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Compensation Policy, and such deviation shall be deemed to be in alignment with this Compensation Policy.

Compugen Ltd. • 26 Harokmim Street, Holon 5885849 Israel

Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

PROXY VOTING INSTRUCTIONS Please have your 11-digit control number ready when voting by Internet or Telephone.
Vote Your Proxy on the Internt: Go to www.FCRvote.com/CGEN Have your proxy card available when you access the above website. Follow the prompts to vote your shares.
NAME & ADDRESS HERE	Vote Your Proxy by Phone: Call 1-866-402-3905 Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.
Vote Your Proxy by Mail: Mark, sign, and date your proxy card, then detach it and return it in the postage-paid envelope provided.
As a shareholder of COMPUGEN LTD., you have the option of voting your shares electronically through the Internet or by telephone, eliminating the need to return the proxy card. Your electronic or telephonic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m. Eastern Time on September 8, 2026
YOUR CONTROL NUMBER

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COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 10, 2026 AT 11:00 a.m. EASTERN DAYLIGHT TIME

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF COMPUGEN LTD.

The undersigned shareholder(s) hereby appoint(s) David Silberman and Eran Ben Dor, or any one of them, as proxies, each with the power to appoint her or his substitute, and hereby authorizes them to represent and to vote as designated below, all of the ordinary shares, New Israeli Shekels 0.01 nominal (par) value per share (the “Ordinary Shares”) of Compugen Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at 6:00 p.m. (Israel time), on Thursday, September 10, 2026, at the offices of the Company, 26 Harokmim Street, Bldg. D, Holon, Israel, and any adjournment or postponement thereof (the “Meeting”).

Please check here if you plan to attend the Annual General Meeting. ☐
THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY AND ALL ADJOURNMENTS THEREOF.

Signature

Date

Title

Signature (Joint Owners)

NOTE: Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

NAME & ADDRESS HERE YOUR CONTROL NUMBER Address Change: (If you noted any Address Changes above, please mark box.) ☐

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting of Shareholders of Compugen Ltd. to be held on
September 10, 2026:

The Notice and Proxy Statement is available at:
https://web.viewproxy.com/CGEN/2026

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THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY AND ALL ADJOURNMENTS THEREOF.

The Board of Directors recommends that you vote FOR each of the following Proposals:
3. To re-appoint Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company, upon recommendation of the Audit Committee of the Company, to determine the remuneration thereof, in accordance with the volume and nature of its services.

FOR ☐           AGAINST ☐             ABSTAIN ☐

BY EXECUTING THIS PROXY CARD, YOU HEREBY CONFIRM AND DECLARE THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, EXCEPT IF YOU HAVE NOTIFIED IN WRITING AND IN ADVANCE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, AS DETAILED HEREIN.

IF YOU THINK NONETHELESS THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, PLEASE DELIVER A WRITTEN NOTICE TO THE COMPANY’S ISRAELI EXTERNAL COUNSEL, ADV. IVOR KRUMHOLTZ OF SHIBOLET & CO. LAW FIRM BY EMAIL AT I.KRUMHOLTZ@SHIBOLET.COM. IF YOUR SHARES ARE HELD IN “STREET NAME” BY YOUR BROKER, BANK OR OTHER NOMINEE AND YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, YOU SHOULD DELIVER A WRITTEN NOTICE TO YOUR BROKER, BANK OR OTHER NOMINEE OF THAT STATUS, AND THEY IN TURN SHOULD NOTIFY THE COMPANY AS DESCRIBED IN THE PRECEDING SENTENCE.

TO AVOID CONFUSION, EACH SHAREHOLDER VOTING IN PERSON, BY PROXY (INCLUDING BY THE VOTING INSTRUCTION CARD) OR THROUGH THE ELECTRONIC VOTING SYSTEM, WHO HAS NOT DELIVERED A WRITTEN NOTICE TO THE COMPANY STATING THAT HE OR SHE IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST IN THE VOTE, WILL BE DEEMED TO CONFIRM THAT SUCH SHAREHOLDER IS NEITHER OF THE FOREGOING.

PLEASE SEE THE PROXY STATEMENT FOR FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST IN THE VOTE.

Please mark your votes like this ☒
1.To elect each of the eight (8) directors specified herein to serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2027 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Israeli Companies Law, 5759-1999 and the Articles of Association of the Company.

NOMINEES:	FOR	AGAINST	ABSTAIN
(1) Eran Ophir, Ph.D.	☐	☐	☐
(2) Anat Cohen-Dayag, Ph.D.	☐	☐	☐
(3) Eran Perry	☐	☐	☐
(4) Gilead Halevy	☐	☐	☐
(5) Mathias Hukkelhoven, Ph.D.	☐	☐	☐
(6) Kinneret Livnat Savitzky, Ph.D.	☐	☐	☐
(7) Sanford (Sandy) Zweifach	☐	☐	☐
(8) Michele Holcomb, Ph.D.	☐	☐	☐

2. To approve the Amended Compensation Policy as defined in the Proxy Statement.
FOR ☐ AGAINST ☐ ABSTAIN ☐